Exhibit 23

Consent of Independent Auditor


The Board of Directors and Stockholders
CenterCore, Inc.:

We consent to incorporation by reference in the registration statements (No's. 33-25536 and 33-57972) on Form S-8 of CenterCore, Inc. of our reports dated May 3, 1995, relating to the consolidated balance sheets of CenterCore, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows and related schedule for each of the years in the three-year period ended December 31, 1994, which reports are included in the December 31, 1994 annual report on Form 10-K/A Amendment No.1 of CenterCore, Inc.

As discussed in our reports, substantial doubt exists about the Company's ability to continue as a going concern.

/s/ KPMG  Peat Marwick LLP

Philadelphia, Pennsylvania
July 27, 1995